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KAGT ACQUISITION CORP
111 RADIO CIRCLE
MT. KISCO, NY

Release: IMMEDIATE

         KAGT ACQUISITION CORP. COMPLETES APPLIED GRAPHICS TENDER OFFER

MT. KISCO, NY, August 4, 2003 /PRNewswire/ - KAGT Acquisition Corp., an affiliate of funds managed by Kohlberg & Co., LLC, announced today that its cash tender offer for all outstanding shares of common stock of Applied Graphics Technologies, Inc. (Amex: AGD) at $0.85 per share, net to the seller in cash, expired at 5 p.m. EDT on August 1, 2003. Shortly thereafter, KAGT Acquisition accepted for payment all shares tendered. Based on information provided by the Depositary, a total of approximately 6,082,365 shares of Applied Graphics (or approximately 60.4% of all outstanding fully diluted (including in-the-money options) shares of Applied Graphics) were validly tendered and not withdrawn pursuant to KAGT Acquisition's cash offer. Such share amount includes approximately 18,473 shares tendered pursuant to guaranteed delivery procedures. Payment for these shares will be made promptly.

KAGT Acquisition now plans to acquire the remaining outstanding shares of common stock of Applied Graphics through a second-step merger. Applied Graphics will call a special meeting of its stockholders as soon as practicable for the purpose of approving the merger agreement. The second-step merger will be consummated soon after stockholder approval. Shares not purchased in the tender offer (other than shares owned by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted, upon completion of the merger, into the right to receive $0.85 per share in cash. After the merger becomes effective, a letter of transmittal to be used for surrendering certificates in exchange for cash payment will be sent to holders of record who did not tender their shares in the tender offer. KAGT Acquisition expects that this process will take several months.

KAGT Acquisition and Applied Graphics entered into the merger agreement on June 12, 2003.

Applied Graphics provides digital media asset management services across all forms of media, including print, broadcast, and the Internet and is a leading application service provider for the on-line management of brands. Applied Graphics offers a variety of digital imaging and related services to major corporations, which include magazine and newspaper publishers, advertisers and their agencies, entertainment companies, catalogers, retailers, and consumer goods and packaging companies. From locations across the United States, the United Kingdom, and Australia, Applied Graphics supplies a complete range of services that are tailored to provide solutions for specific customer needs, with a focus on improving and standardizing the management and delivery of visual communications for clients on a local, national, and international basis. Additionally, Applied Graphics provides a wide range of advertising and marketing-related creative services for customers, primarily in retailing.

Founded in 1987, Kohlberg & Co., LLC is a leading U.S. private equity firm with offices in New York and California. The firm has completed more than 30 buyout investments and over 60 add-on acquisitions, representing value in excess of $4 billion. Kohlberg & Co. and its affiliates currently manage more than $2.5 billion in investment capital.

Certain statements in this press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements
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are inherently subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements of Applied Graphics to be materially different from those expected or anticipated in the forward-looking statements. Such factors, some of which are described in the Applied Graphics' SEC filings, including its Quarterly Reports on Forms 10-Q and its Annual Report on Form 10-K, are difficult to predict. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this release. Neither Applied Graphics nor KAGT Acquisition undertakes any obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

KAGT Acquisition, along with affiliated bidders, commenced the Tender Offer for shares of Applied Graphics common stock and filed with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents on June 20, 2003 (and has filed amendments thereto since), and Applied Graphics has filed a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the Schedule TO and related exhibits as well as any amendments thereto, as they contain important information about the Tender Offer. Shareholders can obtain these documents free of charge from the U.S. Securities and Exchange Commission's website at www.sec.gov or from either Purchaser by directing a request to Kohlberg & Co., LLC, 111 Radio Circle, Mount Kisco, New York 10549, or from Applied Graphics, by directing a request to Applied Graphics Technologies, Inc., 450 West 33rd Street, New York, New York 10001, Attention:
Corporate Secretary.

     For more information contact:
     Christopher Lacovara
     President, KAGT Acquisition Corp.
     (914) 241-7430